SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

A Turnbull, C Manning, M Garrett, T Thiam, B Macaskill, M McLintock, K O’Donovan, B Stowe, J Foley, P Vacassin, S Whitehead, N Nicandrou, R Devey

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Andrew Turnbull – shares held in own name

Clark Manning – shares held in own name

Clark Manning – shares held in trust in the name of BWCI Trust Company Limited

Michael Garrett – shares held with HSBC Global Custody Nominees UK Limited

Tidjane Thiam – shares held in trust in the name of BWCI Trust Company Limited

Bridget Macaskill – shares held in own name

Michael McLintock – shares held in trust in the name of BWCI Trust Company Limited

Kathleen O’Donovan – shares held in own name

Barry Stowe – shares held in trust in the name of BWCI Trust Company Limited

John Foley – shares held in trust in the name of BWCI Trust Company Limited

Priscilla Vacassin – shares held in trust in the name of BWCI Trust Company Limited

Stephen Whitehead – shares held in trust in the name of BWCI Trust Company Limited

Nic Nicandrou – shares held in trust in the name of BWCI Trust Company Limited

Rob Devey – shares held in trust in the name of BWCI Trust Company Limited

8.	State the nature of the transaction

Scrip Dividend on ordinary shares of Prudential plc – see section 9

9.	Number of shares, debentures or financial instruments relating to shares acquired

Andrew Turnbull

315 ordinary shares

Clark Manning

9,027 ordinary shares

424 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

Michael Garrett

771 ordinary shares held with HSBC Global Custody Nominees UK Limited

Tidjane Thiam

2,948 ordinary shares acquired in respect of shares held in trust as Restricted Share Awards under the Prudential Annual Incentive Plan

Bridget Macaskill

950 ordinary shares

Michael McLintock

6,278 ordinary shares acquired in respect of shares held in trust as Restricted Share Awards under the Prudential Annual Incentive Plan

Kathleen O’Donovan

435 ordinary shares

Barry Stowe

1,543 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the Prudential Annual Incentive Plan

John Foley

19,425 ordinary shares acquired in respect of shares held in trust under Deferred Share Awards under the PruCap Deferred Share Award

Priscilla Vacassin

1,970 ordinary shares acquired in respect of shares held in trust as Restricted Share Awards under the Prudential Annual Incentive Plan

Stephen Whitehead

1,407 ordinary shares acquired in respect of shares held in trust as Restricted Share Awards under the Prudential Annual Incentive Plan

Nic Nicandrou

583 ordinary shares acquired in respect of shares held in trust as Restricted Share Awards under the Prudential Annual Incentive Plan

Rob Devey

636 ordinary shares acquired in respect of shares held in trust as Restricted Share Awards under the Prudential Annual Incentive Plan

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

A Turnbull – less than 0.00002%

Clark Manning – less than 0.0004%

Michael Garrett – less than 0.00004%

Tidjane Thiam – less than 0.0002%

Bridget Macaskill – less than 0.00004%

Michael McLintock – less than 0.0003%

Kathleen O’Donovan – less than 0.00002%

Barry Stowe less than 0.00007%

John Foley less than 0.0008%

Priscilla Vacassin less than 0.00008%

Stephen Whitehead less than 0.00006%

Nic Nicandrou – less than 0.00003%

Rob Devey – less than 0.00003%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.696

14.	Date and place of transaction

27 May 2010, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Andrew Turnbull – 13,566 ordinary shares, less than 0.0006%

Clark Manning – 2,281,501 ordinary shares, made up of 800,814 ADRs representing 1,601,628 ordinary shares and 679,873 ordinary shares), less than 0.09%

Michael Garrett – 34,108 ordinary shares, less than 0.002%

Tidjane Thiam – 1,395,760 ordinary shares, less than 0.06%

Bridget Macaskill – 40,894 ordinary shares, less than 0.002%.

Michael McLintock – 807,847 ordinary shares, less than 0.04%

Kathleen O’Donovan – 21,619 ordinary shares, less than 0.0009%

Barry Stowe – 1,130,863 ordinary shares (made up of 374,204 ADRs representing 748,408 ordinary shares and 382,455 ordinary shares), less than 0.05%

John Foley – 970,868 ordinary shares, less than 0.04%

Priscilla Vacassin – 638,838 ordinary shares, less than 0.03%

Stephen Whitehead – 360,059 ordinary shares, less than 0.02%

Nic Nicandrou – 657,580 ordinary shares, less than 0.03%

Rod Devey – 527,917 ordinary shares, less than 0.03%

16.	Date issuer informed of transaction

27 May 2010, London

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Jennie Webb, Share Plans Administrator, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Clive Burns, Head of Secretariat, 020 7548 3805

Date of notification

28 May 2010, London

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Secretariat